

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 20, 2025

Paul Peter Tak
Chief Executive Officer
Candel Therapeutics, Inc.
117 Kendrick Street, Suite 450
Needham, MA 02494

> **Re: Candel Therapeutics, Inc.**
> **Registration Statement on Form S-3**
> **Filed August 14, 2025**
> **File No. 333-289595**

Dear Paul Peter Tak:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jessica Dickerson at 202-551-8013 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc:     William D. Collins, Esq.